Exhibit 3.2.3

AMENDMENT TO ARTICLE 2, SECTION 2, OF THE BYLAWS
OF OLD DOMINION FREIGHT LINE, INC.

- Changes Underscored -

Section 2. Annual Meeting. The annual meeting of shareholders shall be held at 10:00 o’clock a.m. on the first Monday in May of each year, if not a legal holiday, but if a legal holiday, then on the next business day which is not a legal holiday, or at such other time and on such other date as the Board of Directors may determine, for the purpose of electing directors of the corporation and the transaction of such other business as may be properly brought before the meeting.

Adopted by the Board of Directors on May 18, 2009